Pricing Term Sheet	Issuer Free Writing Prospectus
dated as of April 30, 2025	Filed Pursuant to Rule 433
Registration File No. 333-286840
Relating to the
Preliminary Prospectus Supplement
Dated April 30, 2025
(To Prospectus Dated April 30, 2025)

Shift4 Payments, Inc.

Offering of

8,750,000 Shares of

6.00% Series A Mandatory Convertible Preferred Stock

The information in this pricing term sheet supplements Shift4 Payments, Inc.’s preliminary prospectus supplement, dated April 30, 2025 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Shift4 Payments, Inc. and not to its subsidiaries. The size of the offering was increased from the previously announced offering of 7,500,000 shares. The final prospectus supplement relating to the offering will reflect conforming changes relating to such increase in the size of the offering.

Issuer	Shift4 Payments, Inc.

Securities Offered	6.00% Series A Mandatory Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the “Mandatory Convertible Preferred Stock”).

Amount Offered	8,750,000 shares of Mandatory Convertible Preferred Stock (or, if the underwriters fully exercise their over-allotment option, 10,000,000 shares).

Public Offering Price	$100.00 per share of Mandatory Convertible Preferred Stock.

Underwriting Discount	$2.50 per share of Mandatory Convertible Preferred Stock, and $21,875,000 in the aggregate (or $25,000,000 in the aggregate, if the underwriters fully exercise their over-allotment option).

Liquidation Preference	$100.00 per share of Mandatory Convertible Preferred Stock.

Trade Date	May 1, 2025 (“T”).

Settlement Date	May 5, 2025 (T+2), which is the second business day following the Trade Date (such settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Mandatory Convertible Preferred Stock prior to the business day preceding the Settlement Date will be required, by virtue of the fact that the Mandatory Convertible Preferred Stock initially will settle T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Mandatory Convertible Preferred Stock who wish to trade the Mandatory Convertible Preferred Stock prior to the business day preceding the Settlement Date should consult their own advisors.

Class A Common Stock	Class A common stock, par value $0.0001 per share, of Issuer.

Ticker / Exchange for Class A Common Stock	FOUR / the New York Stock Exchange (the “NYSE”).

Last Reported Sale Price per Share of Class A Common Stock on the NYSE on April 30, 2025	$81.80.

Listing	Prior to this offering, there has been no public market for the Mandatory Convertible Preferred Stock. We intend to apply to have the Mandatory Convertible Preferred Stock listed on the NYSE under the symbol “FOUR PRA”. If the listing is approved, we expect trading to commence within 30 days after the Settlement Date.

Stated Dividend Rate	6.00% per annum.

Dividend Payment Dates	February 1, May 1, August 1 and November 1 of each year, beginning on August 1, 2025 and ending on, and including, May 1, 2028.

Regular Record Dates	January 15, April 15, July 15 and October 15 immediately preceding the applicable Dividend Payment Date.

Scheduled Dividend Payments	If declared in full for payment in cash, the first scheduled dividend on the Mandatory Convertible Preferred Stock payable on August 1, 2025 will be $1.45 per share of Mandatory Convertible Preferred Stock, assuming that the initial closing of this offering occurs on the Settlement Date. Each subsequent scheduled quarterly dividend, if declared in full for payment in cash, will be $1.50 per share of Mandatory Convertible Preferred Stock.

Mandatory Conversion Settlement Date	Scheduled to occur on May 1, 2028.

Initial Minimum Conversion Rate	0.9780 shares of Class A Common Stock per share of Mandatory Convertible Preferred Stock. The Minimum Conversion Rate is subject to adjustment in the manner described in the Preliminary Prospectus Supplement.

Initial Maximum Conversion Rate	1.2224 shares of Class A Common Stock per share of Mandatory Convertible Preferred Stock. The Maximum Conversion Rate is subject to adjustment in the manner described in the Preliminary Prospectus Supplement.

Initial Minimum Conversion Price	$81.81 per share of Class A Common Stock, which is approximately equal to the Last Reported Sale Price per Share of Class A Common Stock on the NYSE on April 30, 2025. The Minimum Conversion Price is subject to adjustment in the manner described in the Preliminary Prospectus Supplement.

Initial Maximum Conversion Price	$102.25 per share of Class A Common Stock, which represents a premium of 25.0% over the Last Reported Sale Price per Share of Class A Common Stock on the NYSE on April 30, 2025. The Maximum Conversion Price is subject to adjustment in the manner described in the Preliminary Prospectus Supplement.

Initial Floor Price	$28.63 per share of Class A Common Stock, which is approximately 35% of the Initial Minimum Conversion Price. The Floor Price is subject to adjustment in the manner described in the Preliminary Prospectus Supplement.

Optional Redemption Upon an Acquisition Non-Occurrence Event

If the proposed Global Blue Merger has not closed as of 5:00 p.m., New York City time, on September 30, 2025 (or February 16, 2026 if the “End Date” is extended pursuant to the Transaction Agreement), or if, before such time, the Transaction Agreement is terminated in accordance with its terms or our board of directors determines, in its reasonable judgment, that the closing of the Global Blue Merger will not occur, then we may exercise our option to redeem all, but not less than all, of the Mandatory Convertible Preferred Stock at the redemption price set forth in the Preliminary Prospectus Supplement, or we may use the net proceeds of this offering for other purposes, which may include repayment of debt, strategic acquisitions, growth initiatives and other general corporate purposes. The completion of this offering is not contingent on the consummation of the Global Blue Merger, which, if consummated, will occur subsequent to the completion of this offering.

See “Description of Mandatory Convertible Preferred Stock—Optional Redemption Upon an Acquisition Non-Occurrence Event” in the Preliminary Prospectus Supplement.

Use of Proceeds

The net proceeds from our issuance and sale of the Mandatory Convertible Preferred Stock are expected to be approximately $853.13 million (or $975.00 million if the underwriters exercise in full their option to purchase additional Mandatory Convertible Preferred Stock from us), after deducting the underwriting discount, but before deducting offering expenses. We intend to use the net proceeds from our issuance and sale of Mandatory Convertible Preferred Stock, proposed additional permanent debt financing of up to $1,735.0 million, together with cash on our balance sheet for (i) the payment of a portion of the cash consideration due in respect of the Global Blue Merger and related fees, costs and expenses and/or (ii) general corporate purposes, including repayment of debt, other strategic acquisitions and growth initiatives.

See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Book-Running Managers	Goldman Sachs & Co. LLC
Citigroup Global Markets Inc. Wells Fargo Securities, LLC Barclays Capital Inc. Citizens JMP Securities, LLC Santander US Capital Markets LLC

CUSIP / ISIN Numbers for the Mandatory Convertible Preferred Stock	82452J307 / US82452J3077.

Make-Whole Fundamental Change Conversion Rate

If a make-whole fundamental change occurs and the conversion date for the early conversion of any share of Mandatory Convertible Preferred Stock occurs during the related make-whole fundamental change conversion period, then:

• such early conversion will be settled at the make-whole fundamental change conversion rate; and

•  if applicable, we will also pay (in cash, shares of Class A Common Stock or a combination of cash and shares of Class A Common Stock) the unpaid accumulated dividend amount and the future dividend present value amount upon settlement of such early conversion, in each case, subject to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Mandatory Convertible Preferred Stock—Conversion Provisions of the Mandatory Convertible Preferred Stock—Conversion During a Make-Whole Fundamental Change Conversion Period.”

The future dividend present value amount will be computed using a discount rate equal to 6.80% per annum.

The make-whole fundamental change conversion rate applicable to a make-whole fundamental change will be the conversion rate set forth in the table below corresponding (after interpolation as described below) to the effective date and the make-whole fundamental change stock price of such make-whole fundamental change:

	Make-Whole Fundamental Change Stock Price
Effective Date	$50.00	$60.00	$70.00	$81.81	$90.00	$102.25	$110.00	$120.00	$130.00	$140.00	$150.00	$175.00
May 5, 2025	1.0949	1.0716	1.0523	1.0340	1.0238	1.0114	1.0051	0.9983	0.9927	0.9881	0.9843	0.9775
May 1, 2026	1.1282	1.1008	1.0767	1.0531	1.0396	1.0233	1.0150	1.0061	0.9991	0.9934	0.9888	0.9808
May 1, 2027	1.1758	1.1460	1.1147	1.0806	1.0603	1.0356	1.0233	1.0107	1.0011	0.9939	0.9885	0.9804
May 1, 2028	1.2224	1.2224	1.2224	1.2224	1.1111	0.9780	0.9780	0.9780	0.9780	0.9780	0.9780	0.9780

If such effective date or make-whole fundamental change stock price is not set forth in the table above, then:

•  if such make-whole fundamental change stock price is between two prices in the table above or the effective date is between two dates in the table above, then the make-whole fundamental change conversion rate will be determined by straight-line interpolation between the make-whole fundamental change conversion rates set forth for the higher and lower prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable;

•  if the make-whole fundamental change stock price is greater than $175.00 (subject to adjustment in the same manner as the make-whole fundamental change stock prices set forth in the column headings of the table above are adjusted, as described in the Preliminary Prospectus Supplement under the caption “Description of Mandatory Convertible Preferred Stock—Conversion Provisions of the Mandatory Convertible Preferred Stock—Conversion During a Make-Whole Fundamental Change Conversion Period—Adjustment of Make-Whole Fundamental Change Stock Prices and Conversion Rates”) per share, then the make-whole fundamental change conversion rate will be the Minimum Conversion Rate in effect on the relevant conversion date; and

•  if the make-whole fundamental change stock price is less than $50.00 (subject to adjustment in the same manner) per share, then the make-whole fundamental change conversion rate will be the Maximum Conversion Rate in effect on the relevant conversion date.

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: (i) Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com, (ii) Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 1-800-831-9146, or (iii) Wells Fargo Securities, 90 South 7th Street, 5th Floor, Minneapolis, MN 55402, at 800-645-3751 (option #5) or email a request to WFScustomerservice@wellsfargo.com.

The information in this pricing term sheet is not a complete description of the Mandatory Convertible Preferred Stock or the offering. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Mandatory Convertible Preferred Stock.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.